UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42412

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Creative Global Technology Holdings Limited

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Unit 03, 22/F, Westin Centre,
26 Hung To Road, Kwun Tong,
Kowloon, Hong Kong
People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notices of the 2026 Extraordinary General Meeting of Shareholders of Creative Global Technology Holdings Limited and the Meeting of Holders of Class B Ordinary Shares, dated May 29, 2026.
99.2	Form of Proxy Card for Use at the 2026 Extraordinary General Meeting of Shareholders of Creative Global Technology Holdings Limited.
99.3	Form of Proxy Card for Use at the Meeting of Class B Ordinary Shares of Creative Global Technology Holdings Limited.

Explanatory Note

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-284400) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited
Date: May 29, 2026	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer

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